Olympia Distilling Co.

ANNUAL REPORT

2442 Mottman Rd SW, Ste B
Tumwater, WA 98512
(360) 701-7873
https://www.drinkolympia.com/

This Annual Report is dated April 24, 2026.

BUSINESS

Company Overview

Olympia Distilling Co. (or the "Company") produces award-winning craft spirits, including Olympia Vodka, which is made with pure artesian well water from Tumwater, Washington. With an established retail presence in 300+ locations across Washington, Oregon and Montana, Olympia Distilling Co. is expanding its premium vodka line and preparing to enter the Ready-to-Drink (RTD) vodka cocktail market.

Olympia Distilling Co. generates revenue through wholesale distribution to retailers such as Safeway, Total Wine, and Albertsons, as well as direct sales to state-controlled liquor agencies. Future planned revenue is anticipated to be driven by expanding distribution networks and launching RTD vodka cocktails.

Intellectual Property

Olympia Distilling Co. holds an exclusive U.S. license from Pabst Brewing Company to use the OLYMPIA trademark for distilled spirits, including vodka. The license extends through December 31, 2031, with an option to negotiate a 10-year renewal term based on continued performance. As part of the agreement, Olympia pays Pabst a 12.5% share of net revenue on annual sales exceeding 7,000 case equivalents until a total of $248,000 has been paid—an arrangement tied to the initial inventory transfer associated with the license. Following completion of this obligation, Olympia will begin paying a 5% royalty on all net revenue from product sales. Olympia also pays 5% of any sublicensing revenue from apparel. These payment obligations are structured so that only one applies at a time. In addition, Olympia commits at least 5% of annual net revenue to marketing and promotional efforts to support the licensed brand.

Corporate History

Olympia Distilling Co. was incorporated in Delaware on February 6, 2025, as part of a corporate reorganization designed to support future growth and investment. Prior to the reorganization, the Company's founders operated the business through Chehalis Brewing Group, LLC, a Washington limited liability company that continues to manage production and day-to-day operations at the distillery. As part of the reorganization, the owners of Chehalis Brewing Group contributed their interests to the newly formed Olympia Distilling Co. in exchange for shares of common stock. Olympia Distilling Co. now serves as a holding company and sole owner of Chehalis Brewing Group, LLC. Through this ownership, Olympia also indirectly holds a 50% interest in Woodborne, LLC. Both founders currently serve as directors and officers of Olympia Distilling Co.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 2,000,000
Use of proceeds: Issued to Founders as part of corporate reorganization
Date: February 05, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2025 was $176,860 compared to $245,265 in fiscal year 2024, a decrease of approximately 27.9%. The decline reflects a strategic reset year following the corporate reorganization and formation of Olympia Distilling Co. in February 2025, transitioning operations from Chehalis Brewing Group LLC into a newly structured C-corporation holding company. Wholesale distribution remained the primary

revenue driver at $147,067, supplemented by tasting room fees, retail merchandise, and service income. The Company did not load a large one-time distribution order in 2025 comparable to the Olympia Orange Vodka launch load-in that benefited 2023 revenues.

Cost of Sales

Cost of Sales for fiscal year 2025 was $113,984 compared to $420,843 in fiscal year 2024. The significant decrease reflects the absence of the one-time non-cash accounting adjustment recorded in 2024 related to the amended Pabst Brewing Company license agreement. Normalized cost of sales in 2025 included product costs of $93,514, freight and shipping of $4,610, excise and spirits taxes of $13,558, and merchant and channel fees of $920.

Gross Margins

Gross margin for fiscal year 2025 was 35.5%, compared to -71.6% in fiscal year 2024. The 2024 figure was distorted by the one-time non-cash Pabst license adjustment of $397,919. On a normalized basis, the 2025 gross margin reflects the Company's actual cost structure during a period of lower volume and increased startup and reorganization activity. Management expects margins to improve as volume increases, particularly with the planned launch of the 1.75L format targeting expanded retail distribution.

Expenses

Operating expenses for fiscal year 2025 were $262,016, compared to $193,318 in fiscal year 2024 — an increase of approximately 35.5%. The primary drivers of increased expenses were the StartEngine Regulation CF campaign costs ($15,157), StartEngine investor perks ($14,323), and a significant investment in social media advertising ($21,763) to support brand growth and the crowdfunding campaign. Interest expense of $33,375 reflects carrying costs on existing debt obligations including the SBA EIDL loan, Gesa line of credit, and the Pabst note payable. Distributor-related expenses increased to $18,621, reflecting expanded promotional and sales support activity across the Company's distribution network.

Historical Results and Cash Flows

The Company is currently in a growth stage and is revenue-generating. Management believes that historical cash flows may not be indicative of future performance due to the corporate reorganization completed in early 2025, ongoing investment in brand development, and planned product line expansion. Historically, cash flow has been generated through the sale of craft spirits across wholesale and retail channels, as well as merchandise sales and tasting room fees. Looking ahead, the Company plans to pursue scalable growth through a new 1.75L bottle format targeting expanded retail distribution, continued development of its distribution footprint in Washington, Oregon, and Montana, and entry into the ready-to-drink market with a new product line targeted for fall 2026. While future results are subject to various risks and uncertainties, management believes the Company's strategic focus — combined with its established brand heritage, award-winning products, and active distributor partnerships — positions it to capitalize on growing consumer demand for premium craft spirits.

Transactions Exceeding 5% of Capital Raised

The Company raised aggregate gross proceeds of $626,838 through its Regulation CF offering; 5% of that amount is approximately $31,342. The following transactions since the beginning of fiscal year 2025 exceeded that threshold: (1) the Pabst Brewing Company trademark license note payable of $248,000, representing the remaining pay-down obligation under the amended license agreement; (2) the SBA EIDL loan with an outstanding balance of $100,023; and (3) the Gesa Credit Union line of credit with an outstanding balance of $97,119 as of December 31, 2025.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 180760.

Debt

Creditor: Notes Payable – US SBA
Outstanding balance: $100,023
Interest rate: 3.75%
Material terms: On June 17, 2020, the Company entered into a note agreement with the U.S. Small Business Administration (SBA) for a $100,000 loan at an interest rate of 3.75% per annum. The loan is payable in installments, with any remaining principal and interest due thirty (30) years from the date of the Note. As of December 31, 2025, the outstanding principal balance is $100,023.

Creditor: Notes Payable – Security State Bank (2012 GMC Sierra)
Outstanding balance: $8,650
Interest rate: 6.99%
Material terms: On May 22, 2023, the Company entered into a promissory note agreement with Security State Bank for an $18,397.15 loan at an interest rate of 6.99% per annum. The loan is payable in installments, with the final payment due on June 5, 2028. The note is secured by a 2012 GMC Sierra Truck. As of December 31, 2025, the outstanding principal balance is $8,650.

Creditor: Line of Credit – Gesa Credit Union (formerly Security State Bank)
Outstanding balance: $97,119
Interest rate: Variable (Wall Street Journal Prime Rate)
Material terms: On August 15, 2022, the Company entered into a line of credit agreement with Security State Bank, secured by all inventory, accounts, equipment, and the 2012 GMC Sierra Pickup Truck. The interest rate is variable based on the Wall Street Journal Prime Rate. Gesa Credit Union subsequently acquired Security State Bank, and the line of credit was transferred to Gesa Credit Union. The maturity date was most recently extended to January 30, 2026, and the Company is in the process of renewing the facility. As of December 31, 2025, the outstanding balance is $97,119.

Creditor: Note Payable – Pabst Brewing Company
Outstanding balance: $248,000
Interest rate: 0%
Material terms: In connection with the trademark license agreement between the Company and Pabst Brewing Company, LLC, the Company has a remaining pay-down obligation of $248,000, representing the amended

balance under the license agreement executed in December 2024. The obligation is payable at 12.5% of net revenues exceeding 7,000 case equivalents annually. Upon full repayment, the obligation converts to a 5% royalty on all net product revenue. The license term extends through December 31, 2031.

Creditor: Note Payable – Woodborne LLC
Outstanding balance: $46,600
Interest rate: 0%
Material terms: The Company has a note payable to Woodborne LLC, an entity in which the Company's subsidiary holds a 50% equity interest, with an outstanding balance of $46,600 as of December 31, 2025.

Creditor: Promissory Notes – Founders (Lesa Givens and Ray Watson)
Outstanding balance: $68,900
Interest rate: 4.5%
Material terms: The Company has promissory notes payable to its two co-founders, Lesa Givens and Ray Watson, each in the amount of $34,450, bearing interest at 4.5% per annum effective December 31, 2025. These notes document post-formation draws from Chehalis Brewing Group LLC that were reclassified as shareholder loans by board resolution.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lesa Marie Givens

 Lesa Marie Givens's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, CFO, Board Member & Co-Founder
• Dates of Service: April 2014 — Present
• Responsibilities: Lesa Givens is the Co-Founder, CEO, Board Member and CFO of Olympia Distilling Co. overseeing strategy and brand growth as the company scales.

Name: Raymond Lloyd Watson

 Raymond Lloyd Watson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder, Board Member & President
• Dates of Service: November 2008 — Present
• Responsibilities: Ray Watson is the Co-Founder, Board Member and President of Olympia Distilling Co.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Lesa Givens
Amount and nature of Beneficial ownership: 1,020,000
Percent of class: 51%

Title of class: Common Stock
Stockholder Name: Ray Watson
Amount and nature of Beneficial ownership: 980,000
Percent of class: 49%

RELATED PARTY TRANSACTIONS

Name of Entity: Winlock Properties, LLC,
Names of 20% owners: Lesa Givens and Ray Watson
Relationship to Company: Directors, Officers, and 20%+ Owners
Nature / amount of interest in the transaction: On December 21, 2020, the Company issued a $90,000 loan to Winlock Properties, LLC, an entity owned by Lesa Givens and Ray Watson, Members of the Company. The loan was to assist with the purchase of a building. The loan is documented under a standard promissory note that carries an annual interest rate of 5% and matures on January 1, 2042.
Material Terms: The loan has no security or guarantor. As of December 31, 2025 and 2024, the principal and interest due is $72,139 and $59,846, respectively.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock

Authorized: 2,700,000
Outstanding: 2,270,715
Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
Material Rights:
Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our products. Delays or cost overruns in the development of our products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may

be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract

and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do to industry members who offer investment opportunities. In some states, holders of alcohol beverage wholesale or retail licenses, and their employees, are prohibited from investing in or holding ownership interests in alcohol manufacturers.

By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with investing in a regulated industry, and confirming that your participation complies with any applicable laws and policies, including those that may restrict cross-tier ownership.

We rely on a trademark license agreement for rights to use the Olympia name, and any loss or termination of this license would materially harm our business
We do not own the Olympia trademark. Instead, we rely on an exclusive license from Pabst Brewing Company to use the OLYMPIA mark in connection with our distilled spirits. If we fail to meet certain obligations under the agreement, including minimum sales volumes, royalty payments, or brand usage guidelines, Pabst may have the right to terminate the license. If the agreement is terminated or not renewed, we may be required to stop using the Olympia name, which would require us to rebrand our products and could result in a significant loss of goodwill, revenue, and market positioning.

Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products.
Customer preferences could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in product sales.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Olympia Distilling Co.

By /s/ *Lesa Marie Givens*

Title: CEO, CFO and Co-Founder

By /s/ *Lesa Marie Givens*

Name: <u>Lesa Marie Givens</u>
Title: CEO, CFO and Co-Founder

By /s/ *Lesa Marie Givens*

Name: <u>Lesa Marie Givens</u>
Title: CEO, CFO and Co-Founder

By /s/ *Raymond Lloyd Watson*

Name: <u>Raymond Lloyd Watson</u>
Title: President & Co-Founder

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet

Chehalis Brewing Group, LLC; dba: Olympia Distilli

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Chase Checking	29,267.72
Gesa Credit Union Checking	3,392.04
Temp - Square Holding (deleted)	354.60
Total for Bank Accounts	**$33,014.36**
Accounts Receivable	
Accounts Receivable	37,070.24
Total for Accounts Receivable	**$37,070.24**
Other Current Assets	
Cash on Hand	1,605.96
*Inventory Asset	0.00
Inventory Asset	220,212.42
Investment in Woodborne LLC	55,000.00
Payroll Corrections	0.00
Payroll Refunds	0.00
Undeposited Funds	0.00
Winlock Note Receivable	72,139.52
Total for Other Current Assets	**$348,957.90**
Total for Current Assets	**$419,042.50**
Fixed Assets	
2009 GMC Pickup	0.00
2012 GMC Sierra Pickup	27,397.15
Accumulated Depreciation	-189,947.52
Furniture and Equipment	174,881.91
Total for Fixed Assets	**$12,331.54**
Other Assets	
Promissory Note Payable — Lesa Givens	34,450.00
Promissory Note Payable — Ray Watson	34,450.00
Total for Other Assets	**$68,900.00**
Total for Assets	**$500,274.04**

Balance Sheet

Chehalis Brewing Group, LLC; dba: Olympia Distilli
As of Dec 31, 2025

	TOTAL
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Alaska Airlines Credit Card	-1,402.80
Capital One Spark	29,244.41
Sterling Bank VISA	0.00
Total for Credit Cards	**$27,841.61**
Other Current Liabilities	
Direct Deposit Payable	0.00
Gesa Line of Credit	97,119.41
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
ABG	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
WA Paid Family and Medical Leave Tax	0.00
WA SUI Employer	0.00
WA Workers Compensation	0.00
Total for Payroll Liabilities	**$0.00**
Texas State Comptroller Payable	0.00
Wa Labor & Industries	0.00
Washington State Department of Revenue Payable	0.00
Wa St Dept of Revenue Payable	0.00
Total for Other Current Liabilities	**$97,119.41**
Total for Current Liabilities	**$124,961.02**
Long-term Liabilities	
2009 GMC Pickup Loan	0.00
Note Payable-2012 GMC Sierra PU	8,649.93
Note Payable - Woodborne LLC	46,600.00
Pabst Note Payable	248,000.00
SBA EIDL Note Payable	100,023.00
Total for Long-term Liabilities	**$403,272.93**
Total for Liabilities	**$528,233.95**
Equity	
Capital Contribution from Olympia Distilling Co	307,171.56
Fred Moore Equity Deposits	0.00
Lesa Givens Draws	-45,430.00
Lesa Givens Equity Deposits	87,731.18
Mike Saville Equity Deposits	0.00
Opening Balance Equity	11,830.85
Ray Watson Draws	-48,430.00
Ray Watson Equity Deposit	91,071.60
Subsidiary Equity	25,643.00
Todd Wilson Equity Deposits	0.00

Balance Sheet

Chehalis Brewing Group, LLC; dba: Olympia Distilli

As of Dec 31, 2025

	TOTAL
Retained Earnings	-241,942.81
Net Income	-215,605.29
Total for Equity	**-$27,959.91**
Total for Liabilities and Equity	**$500,274.04**

Profit and Loss

Chehalis Brewing Group, LLC; dba: Olympia Distilli

January 1-December 31, 2025

	TOTAL
Income	
Coupons / Discounts	-17.50
Liquor Sales (On - Premise)	223.44
Liquor Sales (Retail)	12,151.55
Liquor Sales (Wholesale)	147,067.40
Other Miscellaneous Income	$0.00
Rent Income	1,320.00
Total for Other Miscellaneous Income	**$1,320.00**
Retail (Merchandise)	2,130.67
Sales	$3,424.28
Service/Fee Income	1,491.12
Total for Sales	**$4,915.40**
Shipping and Delivery Income	489.66
Shipping Income	45.30
Tasting Fees	5,027.00
Tax Payable DOR	-482.81
Tips	846.36
WA Spirits Liter Tax	1,481.11
WA Spirits Sales Tax	1,662.22
Total for Income	**$176,859.80**
Cost of Goods Sold	
Channel selling fees	
Square fees	241.65
Total for Channel selling fees	**$241.65**
Cost of Goods Sold	$93,069.24
Cost of Goods (PUD FCU)	445.00
Total for Cost of Goods Sold	**$93,514.24**
Freight and Shipping Costs	4,610.07
Merchant Account Fees	678.43
Product Samples Expense	5.00
Purchases - Resale Items	$1,112.91
Merchandise Cost of Goods	264.41
Total for Purchases - Resale Items	**$1,377.32**
Tax Paid (Dept of Revenue)	4,261.55
Tax Paid - TTB	9,296.12
Total for Cost of Goods Sold	**$113,984.38**
Gross Profit	**$62,875.42**
Expenses	
Advertising and Promotion	$2,901.67
Charity Basket (Excluding Alcohol)	463.13
Events Expense	498.00
Event Sponsorship	2,275.86
In Grappos Website Feature	600.00
In Store Tasting Fees	2,960.00

Profit and Loss

Chehalis Brewing Group, LLC; dba: Olympia Distilli

January 1-December 31, 2025

	TOTAL
Point of Sale (POS) Materials & Costs	6,463.78
Sample Bottles for Marketing	663.62
Social Media Ads	21,763.38
Spirits Competition Fee	380.00
StartEngine Campaign Expenses	15,156.81
StartEngine Perks	14,323.48
Website (WIX)	194.57
Total for Advertising and Promotion	**$68,644.30**
Automobile Expense	5,713.97
Bank Service Charges	271.00
B&O Tax (City of Tumwater)	235.86
Charity Donations	1,924.00
Computer and Internet Expenses	450.00
Credit Card Annual Fee	190.00
Credit Card Interest	1,569.03
Credit Card Processing Fee	234.02
Depreciation Expense	8,540.00
Distributor Discounts	$11,842.90
Distributor Comissions	2,778.23
Distributor Retainer Fee	4,000.00
Total for Distributor Discounts	**$18,621.13**
Donation	-1,000.00
Dues and Subscriptions	510.00
Insurance Expense	11,009.36
Interest Expense	33,374.88
License Fee	3,608.74
Meals and Entertainment	2,861.08
Office Supplies	5,687.34
Postage and Delivery	222.70
Professional Fees	17,325.00
Property Tax	965.69
Reimbursements	3,542.38
Rent Expense	68,133.76
Repairs and Maintenance	1,641.54
Research & Development (R&D)	309.00
Supplies	-$1,419.56
Cocktail Sampler Supplies	79.20
Total for Supplies	**-$1,340.36**
Telephone Expense	1,754.18
Travel	3,656.54
Utilities	3,361.19
Total for Expenses	**$262,016.33**
Net Operating Income	**-$199,140.91**
Other Income	
Insurance Reimbursement (Vehicle Damage)	3,309.73

Profit and Loss

Chehalis Brewing Group, LLC; dba: Olympia Distilli

January 1-December 31, 2025

	TOTAL
Interest Income	3,612.93
Woodborne Spirits Transaction	-136.52
Total for Other Income	**$6,786.14**
Other Expenses	
Ask My Accountant	-2,392.48
Subsidiary Loss	25,643.00
Total for Other Expenses	**$23,250.52**
Net Other Income	**-$16,464.38**
Net Income	**-$215,605.29**

Statement of Cash Flows

Chehalis Brewing Group, LLC; dba: Olympia Distilli
January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-215,605.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	51,387.84
Alaska Airlines Credit Card	7,515.83
Capital One Spark	-10,622.43
Cash on Hand	-374.50
Gesa Line of Credit	-137,556.94
Inventory Asset	85,141.20
Out Of Scope Agency Payable	0.00
Washington State Department of Revenue Payable	-61.48
Winlock Note Receivable	-3,612.93
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$8,183.41**
Net cash provided by operating activities	**-$223,788.70**
INVESTING ACTIVITIES	
Accumulated Depreciation	8,540.00
Investment in Woodborne LLC	-55,000.00
Promissory Note Payable — Lesa Givens	-34,450.00
Promissory Note Payable — Ray Watson	-34,450.00
Net cash provided by investing activities	**-$115,360.00**
FINANCING ACTIVITIES	
Capital Contribution from Olympia Distilling Co	307,171.56
Lesa Givens Draws	-8,000.00
Note Payable-2012 GMC Sierra PU	-4,048.79
Note Payable - Woodborne LLC	46,600.00
Ray Watson Draws	-8,000.00
Retained Earnings	-13,942.54
SBA EIDL Note Payable	23.00
Subsidiary Equity	25,643.00
Net cash provided by financing activities	**$345,446.23**
NET CASH INCREASE FOR PERIOD	**$6,297.53**
Cash at beginning of period	**$26,716.83**
CASH AT END OF PERIOD	**$33,014.36**

OLYMPIA DISTILLING CO
Statement of Changes in Stockholders' Equity (Deficit)
For the Period from February 5, 2025 (Inception) to December 31, 2025

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance at Inception, February 5, 2025		$	$	$	$
Issuance of founder shares — Lesa Givens	1,020,000	-	-	-	-
Issuance of founder shares — Ray Watson	980,000	-	-	-	-
Issuance of shares — Reg CF offering (StartEngine	270,715	1,000	186,643	-	187,643
Net loss for the period	-	-	-	(215,605)	(215,605)
Balance at December 31, 2025	**2,270,715**	**1,000**	**186,643**	**(215,605)**	**(27,962)**

Notes:

(1) *Olympia Distilling Co (ODC) was incorporated in Delaware on February 5, 2025 as a C-corporation.*

(2) Founder shares were issued to Lesa Givens (1,020,000 shares) and Ray Watson (980,000 shares) at inception for nominal consideration. No cash was received; amounts reflect par value of $0.001 per share rounded.

(3) 270,715 shares were issued to approximately 350 investors through a Regulation CF offering conducted on StartEngine (March–December 2025). Gross proceeds were $626,838; net proceeds after offering costs of $91,899 were $534,939. Common stock and additional paid-in capital reflect amounts per Schedule L of the 2025 Form 1120 federal tax return prepared by Tom Nicholas CPA Inc PS.

(4) Net loss of $(215,605) is the consolidated net loss of ODC and its wholly-owned subsidiary, Chehalis Brewing Group LLC (CBG), for the period from inception through December 31, 2025.

(5) ODC owns 100% of CBG (dba Olympia Distilling Co.), the operating entity.

OLYMPIA DISTILLING CO
Notes to Financial Statements
For the Period from February 5, 2025 (Inception) to December 31, 2025

NOTE 1 – NATURE OF OPERATIONS

Olympia Distilling Co (the **"Company"**) was incorporated on February 5, 2025 ("Inception") in the State of Delaware as a C-corporation. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's principal operations are located at 2442 Mottman Rd SW, Tumwater, Washington 98512, conducted through its wholly-owned subsidiary, Chehalis Brewing Group LLC ("CBG").

The Company produces and markets Olympia Artesian Vodka and additional spirits products under a trademark license agreement with Pabst Brewing Company, LLC, utilizing natural artesian spring water as a core differentiator. The brand draws on the heritage of the historic Olympia Brewing Company (founded 1895). Distribution of the Company's products spans Washington, Oregon, and Montana through Columbia Distributing (Washington), Nelson Beverage Group (Oregon), and Frontier Beverage (Montana). The Company also operates a tasting room jointly with Rainwater Brewing at its Tumwater facility. The Company completed a Regulation CF securities offering through StartEngine between March and December 2025, raising gross proceeds of $626,838 from approximately 350 investors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Basis of Consolidation

The financial statements include the accounts of Olympia Distilling Co and its wholly-owned subsidiary, Chehalis Brewing Group LLC. All intercompany balances and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. The Company's financial instruments, including cash, accounts receivable, and accounts payable, are carried at cost, which approximates fair value given their short-term nature.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2025, the Company maintained cash balances across multiple accounts including Chase Checking, Gesa Credit Union Checking, and cash on hand.

Inventory

Inventory consists of finished goods (bottled spirits) and raw materials (bottles, labels, closures, and bulk spirit). Inventory is stated at the lower of cost or net realizable value. As of December 31, 2025, inventory totaled $220,212.

Revenue Recognition

The Company recognizes revenues from the sale of spirits and related products when (a) persuasive evidence of an arrangement exists; (b) the product has been delivered or service performed; (c) the price is fixed and determinable; and (d) collection is reasonably assured. Revenue is recognized across four primary channels: wholesale (via distributor), retail (tasting room), on-premise (by-the-drink), and merchandise sales.

Income Taxes

The Company applies ASC 740 *Income Taxes*. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company files a U.S. Federal corporate income tax return (Form 1120) and a Washington State return. As of December 31, 2025, the Company had a net operating loss carryforward of approximately $214,175 for federal tax purposes. A full valuation allowance has been established against deferred tax assets as realization is not considered more likely than not at this time. The Company is subject to examination by tax authorities for all periods since Inception and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of federally insured limits. The Company's wholesale revenue is concentrated primarily through a small number of regional distributors.

NOTE 3 – DEBT

As of December 31, 2025, the Company's long-term debt consisted of the following:

Pabst Trademark License Note Payable — $248,000.

In connection with the Pabst Brewing Company trademark license agreement (January 2022 – December 2031), the Company has a pay-down obligation of $248,000, payable at 12.5% of net revenues above 7,000 case equivalents annually, reducing to a 5% royalty rate after the obligation is retired.

SBA EIDL Note Payable — $100,023.

The Company has an outstanding Small Business Administration Economic Injury Disaster Loan with a balance of $100,023 as of December 31, 2025.

Note Payable – 2012 GMC Sierra — $8,650.

The Company carries a vehicle note payable with a balance of approximately $8,650 as of December 31, 2025.

Note Payable – Woodborne LLC — $46,600.

The Company has a note payable to Woodborne LLC with a balance of $46,600 as of December 31, 2025.

Shareholder Loans — $68,900.

The Company has promissory notes payable to its two co-founders, Lesa Givens and Ray Watson, each in the amount of $34,450, bearing interest at 4.5% per annum, effective December 31, 2025. These notes document post-formation draws from the subsidiary CBG classified as shareholder loans.

Gesa Line of Credit — $97,119.

The Company maintains a line of credit with Gesa Credit Union with an outstanding balance of $97,119 as of December 31, 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or aware of any pending or threatening litigation against the Company or any of its officers.

Lease Commitment.

The Company leases its distilling and tasting room facility at 2442 Mottman Rd SW, Tumwater, Washington under an operating lease arrangement. Rent expense for the period ended December 31, 2025 totaled $68,134.

Trademark License.

The Company is party to a trademark license agreement with Pabst Brewing Company, LLC effective January 2022 through December 2031. The agreement includes minimum annual volume requirements and royalty obligations as described in Note 3.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company is authorized to issue shares of common stock with a par value of $0.001 per share. No preferred stock is authorized or issued.

Upon inception on February 5, 2025, the Company issued 1,020,000 shares of common stock to co-founder Lesa Givens and 980,000 shares to co-founder Ray Watson, for an aggregate of 2,000,000 founder shares, for nominal consideration.

Between March and December 2025, the Company completed a Regulation CF securities offering through StartEngine, during which 270,715 shares of common stock were issued to approximately 350 investors, generating gross proceeds of $626,838. Net proceeds after offering costs of approximately $91,899 were approximately $534,939.

As of December 31, 2025, the Company had 2,270,715 shares of common stock issued and outstanding. The Company has a stockholders' deficit of approximately $(27,962), driven by the net loss of $(215,605) incurred during the period from inception through December 31, 2025.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's co-founders, Lesa Givens and Ray Watson, each hold a promissory note from the Company in the amount of $34,450, bearing interest at 4.5% per annum effective December 31, 2025, as described in Note 3. These notes document draws made by the founders from CBG during 2025 prior to the formal establishment of a compensation structure, reclassified as shareholder loans by board resolution.

CBG holds a 50% equity interest in Woodborne LLC (EIN 92-1485285), carried at $55,000 on the balance sheet under the equity method. The Company also has a note payable to Woodborne LLC of $46,600 as of December 31, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 23, 2026, the issuance date of these financial statements. Subsequent to year end, the Company has initiated the launch of a new bottle format for Olympia Artesian Vodka, targeting expanded retail distribution. The Company is also in active development of a new ready-to-drink product line targeted for a fall 2026 market launch. There are no other events or transactions during this period which would have a material effect on these financial statements.

OLYMPIA DISTILLING CO

Principal Executive Officer's Financial Statement Certification

Form C – Regulation CF Offering Statement

I, **Lesa M. Givens**, the **Managing Member and Chief Executive Officer** of **Olympia Distilling Co**, hereby certify that the financial statements of **Olympia Distilling Co** and notes thereto for the period ending **December 31, 2025** included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year **2025**, the amounts reported on our tax returns were: total income of **$71,670**; taxable income of **$(214,175)**; and total tax of **$0**.

Olympia Distilling Co was not in existence for the previous tax year (the Company was incorporated on February 5, 2025).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ day of _____, 2026.

_____
Signature

_____
Lesa M. Givens, Chief Executive Officer

___04/23/2026_____
Date